UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2013

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL FACT

EMBOTELLADORA ANDINA S.A.

Securities’ Registry No. 124

Santiago, September 26, 2013

Mr.

Fernando Coloma Correa

Superintendent

Securities and Insurance Superintendency

From our consideration,

In accordance with the provisions set forth in Article 9 and section 2 of Article 10 of Law N° 18,045 on Securities Market, and in General Rule (Norma de Carácter General) No. 30 of this Superintendency, and being duly empowered for these purposes, I hereby inform you as a material fact with respect to Embotelladora Andina S.A. (the “Company”), its business, publicly offered securities or their offer, the following:

As of today, the Company agreed the terms and conditions for the issuance and placement of 10-year notes in the international market, in an aggregate amount of US$ 575 million (five hundred and seventy-five million Dollars of the United States of America), with 5.00% coupon interest; pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

In accordance with applicable regulations, the above-referred securities will not be subject to registration with the Securities and Exchange Commission of the United States of America and, considering that no public offering will be made in Chile, such securities will not be registered with this Superintendency.

It is expected that, within the next few days, the issuance and placement of the securities referred to above will materialize, which will be timely informed as a material fact in accordance with the provisions of Circular No. 1072 of this Superintendency.

Yours sincerely,

Jaime Cohen
Corporate Legal Counsel
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, September 26, 2013